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             [SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]


                                December 1, 2004





VIA EDGAR & HAND DELIVERY

Celeste M. Murphy
Office of Mergers & Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-03
Washington, D.C.  20549-0303

     Re:   Angeles Income Properties Ltd. II and 6
           Schedule TO and Schedule 13E-3 filed on November 5, 2004 by AIMCO Properties, L.P.
           File Nos. 5-53919 and 5-54489

           Angeles Partners XI and XII
           Schedule TO and Schedule 13E-3 filed on November 4, 2004 by AIMCO Properties, L.P.
           File Nos. 5-54481 and 5-50745

           Century Properties Fund XVII, Consolidated Capital
           Institutional Properties and Consolidated Capital
           Institutional Properties IV
           Schedule TO and Schedule 13E-3 filed on November 8, 2004 by AIMCO Properties, L.P.
           File Nos. 5-44273, 5-47009, and 5-50849

           National Property Investors 4 and 6
           Schedule TO and Schedule 13E-3 filed on November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P.
           File Nos. 5-47883 and 5-47887

           Shelter Properties II Ltd. Partnership, IV, V, and VII
           Schedule TO and Schedule 13E-3 filed on November 5, 2004, November 5, 2004, November 5, 2004 and November 4, 2004 by AIMCO Properties, L.P. File Nos. 5-44517, 5-44521, 5-44523, and 5-52091



Dear Ms. Murphy:

         On behalf of AIMCO Properties, L.P. (the "AIMCO OP"), we are responding to the Staff's comment letter, dated November 18, 2004, regarding the Tender Offer Statements and Rule 13e-3 Transaction Statements on Schedule TO referred to above. We have filed an amendment to the Schedules TO for the partnerships referred to above, which reflect the revised disclosures described below.

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Securities and Exchange Commission
December 1, 2004
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         For the Staff's convenience, we have provided supplementally a paper copy of this response letter and a blackline copy of the offer for Angeles Income Properties, Ltd. 6, which has been marked to show changes against the version previously filed. As requested, we have set forth below each of the Staff's comments and AIMCO OP's response to each comment.

General

1. While we understand this offer is being made to satisfy AIMCO's obligations under the settlement agreement, please provide us with your analysis for why AIMCO's prior tender offers and any other purchases of units during the past two years did not constitute the first steps in the going private transaction. Refer to Rate 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981). In your response to us, please address your correspondence to us regarding our comment letters, for example in our comment letter regarding Angeles Income Properties, Ltd. 6, dated May 22, 2002 alerting you to the fact, in comment 2, that the 2002 tender offer may be viewed as the first step in a subsequent going private transaction. Further, we note that your 2002 correspondence regarding Angeles Income Properties, Ltd. 6 was not filed on EDGAR as a correspondence. Please do so at this time.

         RESPONSE: We supplementally advise the Staff that in AIMCO OP's correspondence to the Staff, dated June 3, 2002 in response to your comment letters, dated May 22 and 23, 2002, concerning the offers for the partnerships referenced above (the "2002 Offers"), AIMCO OP specifically confirmed that it did not have any plan or intention to engage in any "going private" transaction subject to Rule 13e-3 under the Exchange Act. It also confirmed that it was not making the 2002 Offers with a view toward, or in connection with, any plan or purpose of acquiring limited partnership units in a series of successive and periodic offers. AIMCO OP further confirmed its understanding that in the event that it later determined to engage in such a transaction with respect to the partnerships, it would comply with Rule 13e-3. Accordingly, in November 2003, after it determined to engage in a going private transaction, it filed Schedules 13E-3 and otherwise complied with Rule 13e-3.

         As noted above, in 2002, AIMCO OP did not have a plan for any future Rule 13e-3 transaction, and the 2002 Offers were not the first step in a going private transaction. In summary, AIMCO OP confirms that it had no plan or intention to take the partnerships private when it initiated the 2002 Offers.

         In addition, please note that AIMCO OP has filed the 2002 correspondence regarding Angeles Income Properties, Ltd. 6 on EDGAR.

Offer Materials

Summary Term Sheet, page 1
The Settlement Fund

2. We note your statement that unitholders may request exclusion from the settlement and tender units in this offer, and that they will be entitled to receive the same price per unit as those unitholders who have not opted out of the settlement class. You further state, however, that no portion of the price paid to such unitholders will come from the

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Securities and Exchange Commission
December 1, 2004
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         settlement fund. Under your "release and assignment of future claims"
         section, on page 2, you then state that those who request exclusion from the settlement but tender the units must sign the letter of transmittal that will release you from claims that unitholders would otherwise have preserved by requesting exclusion from the settlement class. Please revise your "settlement fund" disclosure to include the information found in your "release and assignment of future claims" section, on page 2, whereby tenders without settlement acceptance will still release you from the same claims as those who accept the settlement.

         RESPONSE:  We have revised the disclosure in response to this comment.

Risk Factors
We Could Delay Acceptance .... page 8

3. Please revise your disclosure to confirm that in all instances you will pay for or return tendered units promptly after expiration of the offer. Please refer to Rule 14e-1(c) of the Exchange Act.

         RESPONSE:  We have revised the disclosure in response to this comment.

Acceptance for Payment .... page 10

4. Refer to the final paragraph of this section. Please note that to the extent you assign AIMCO Properties, L.P.'s right to purchase tendered notes to one or more of your affiliates while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO. Please confirm your understanding in your response.

         RESPONSE: We note the Staff's comment and supplementally confirm to the Staff that if AIMCO OP assigns its right to purchase the tendered units to one or more of its affiliates, such affiliates must comply with the requirements of the tender offer and going-private rules.

Certain Federal Income Tax Matters, page 16

5. Please revise your disclosure to separately address the federal tax consequences of this transaction to the affiliates of the target partnership, including the current filing persons. Please refer to Item 1013(d) of Regulation M-A.

         RESPONSE:  We have revised the disclosure in response to this comment.

6. Instruction 2 to Item 1013 of Regulation M-A requires you to discuss the benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and the unaffiliated security holders, and to quantify the benefits and detriments to the extent practicable. Please advise us, with a view toward disclosure, whether or not the filing persons will benefit from the partnership's future use of any net operating loss carryforwards that will be used to its tax advantage on a going forward basis.

         RESPONSE:  We have revised the disclosure in response to this comment.


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Securities and Exchange Commission
December 1, 2004
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         Under the Internal Revenue Code, a partnership is not taxed on its income, but rather passes through its income and losses for any year to its partners for federal income tax purposes. Unlike a corporation, a partnership is not entitled to carry forward any net operating losses to use in future taxable years. Any losses recognized by the partnership must be taken into account only by those persons who were partners in the taxable year in which such losses arose. Consequently, the filing persons are not able to benefit from any other partner's share of losses previously incurred.

Effects of the Offer, page 19

7. Please revise throughout this section to quantify the various costs currently associated with being a public company, the percentage of the partnership's expenses comprised of these costs, the estimated increases in costs expected as a result of the Sarbanes-Oxley Act and the estimated cost savings as a result of terminating registration.

         RESPONSE:  We have revised the disclosure in response to this comment.

Estimated Liquidation Proceeds Based Upon Independent Appraisal, page 24

8. We note that the appraisal was conducted "[u]nder the terms of the settlement". Please revise your disclosure to describe the instructions the appraiser received from you, any of your affiliates, and the partnership. Please refer to Item 10l5(b)(6) of Regulation M-A.

         RESPONSE: We have revised the disclosure to describe the terms of the independent appraisals required under the settlement. We supplementally advise the Staff that, as the appraiser was appointed by the court in connection with the litigation settlement, neither AIMCO OP, any of its affiliates nor the partnership provided the appraiser with any special valuation instructions.

Position of the General Partner of Your Partnership With Respect to the Offer, page 43

9. Please refer to the first bullet point under your "Factors not in favor of fairness determination" section. We note your disclosure that your offer price is based on aggregate gross property value, which we assume to be the gross property value for your two properties, then reduced by any prepayment penalties. We note that your "valuation of units" section on page 21 describes the gross property value for Homestead as 84.5% of its appraisal value less the prepayment penalty on its outstanding mortgage indebtedness ($992,338). Please identify and quantify the "prepayment penalties" you reference here. Further, explain the term "aggregate gross property value" and how it relates to the gross property value as described above.

         RESPONSE:  We have revised the disclosure in response to this comment.

Conditions to the Offer, page [5]4

10. Refer to subparagraph (v) in the second bullet-point of this section. This condition consists of "acts of terrorism or a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States". Given the current situations in Iraq and Afghanistan, plus the recent escalation of our


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Securities and Exchange Commission
December 1, 2004
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         ongoing hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the unitholders may objectively verify when it has been triggered. For example, is the condition effective if any such event has a material adverse effect on a partnership?

         RESPONSE:  We have deleted this condition to the offer.

11. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

         RESPONSE:  We have revised the disclosure in response to this comment.



         Please note that we have supplementally provided a letter from Mr. Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO OP, making the acknowledgments you have requested.

         We would appreciate your prompt consideration to this letter. Please do not hesitate to contact the undersigned at (213) 687-5181, or Jonathan Friedman at (213) 687-5396, if you have any questions or comments regarding this letter or the revised Schedule TO.



                                                     Very truly yours,

                                                     /s/ SO-YON AHN

                                                     So-Yon Ahn


cc:      Martha Long - Apartment Investment & Management Company
         Miles Cortez, Esq. - Apartment Investment & Management Company Joseph Coco, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP Jonathan Friedman, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP